EXHIBIT 99.1

mCloud and Mercedes-Benz Grand Prix Limited Connect AssetCare™ at Brackley, Home of the Mercedes-AMG PETRONAS Formula One™ Team

Agreement marks first phase of commercial engagement to deliver AssetCare and drive sustainable operations, reduce emissions, and improve indoor air quality across iconic 650,000 square foot campus

SAN FRANCISCO, July 13, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced a commercial subscription agreement with Mercedes-Benz Grand Prix Limited ("Mercedes-Benz Grand Prix") to deploy mCloud's AssetCare Connected Buildings solution at the Mercedes-Benz Grand Prix headquarters in Brackley, UK – home of the Mercedes-AMG PETRONAS Formula One™ Team and the Mercedes-EQ Formula E Team.

The AssetCare agreement was signed on July 12, 2022 and commences with the first phase of a multi-year campus-wide implementation of AssetCare. A recurring AssetCare monthly subscription becomes effective at the completion of the initial installation at Brackley, which is expected to occur in September 2022. The Company deems the initial revenues from this agreement to not meet materiality by regulatory standards. Assets will be added to subscription as they are connected and the Company will disclose should any future additions alter materiality.

This AssetCare deployment is mCloud's largest Connected Buildings solution to-date, cloud-connecting over 650,000 square feet at Brackley and leverages mCloud's AI and analytics to create new energy efficiencies, reductions in CO2e emissions, and improvements to indoor air quality.

When fully connected, mCloud expects the AssetCare implementation at Brackley will comprise significant numbers of new AssetCare connections enabling the Mercedes-Benz Grand Prix team to have continuous visibility into facility HVAC, industrial compressors, EV chargers, renewable energy sources, and more. mCloud and Mercedes-Benz Grand Prix also plan on rolling out an ESG dashboard accessible on campus, creating transparency around energy use and further championing sustainable behaviour onsite.

"We are proud to be working with Mercedes-Benz Grand Prix as they continue their leadership and commitment to sustainability in sport," said Russ McMeekin, mCloud President and CEO. "With AssetCare, Mercedes-Benz Grand Prix is making their Brackley campus an unrivaled example of how innovative connected technologies can continuously drive material reductions in energy consumption, emissions, and carbon footprint at a world-class campus."

Toto Wolff, Head of Mercedes-Benz Motorsport, commented:

"We witnessed mCloud's passion for sustainability through our partnership in Formula E, and we are excited to see the innovative ways AssetCare can connect us as we search for material reductions in energy usage across our Brackley campus. Sustainability and the drive for efficiency are core to our business and that starts at home – we will be pushing to achieve significant results with AssetCare across our operations at Brackley as quickly as possible."

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Houston, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 64,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the Company's timing of the AssetCare subscription taking effect, plans to create new AssetCare connections, and plans to deploy a campus-wide dashboard at the Mercedes-Benz Grand Prix campus at Brackley.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies

View original content: http://www.newswire.ca/en/releases/archive/July2022/13/c7218.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies

CNW 07:00e 13-JUL-22